SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For August 3, 2005

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of 7 Pages

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 ,333-111113 AND 333-109766), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Press Release: Nice Systems Reports 2005 second Quarter  Results.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Ran Oz

Name:  Ran Oz

Title: Corporate Vice President

And Chief Financial Officer

Dated: August 3,  2005

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NICE Reports Record 2005 Second Quarter Earnings

Highlights:

Q2 record revenue at excess of $72.2 million

Q2 pro-forma gross margin improved to 56.7%

Pro forma EPS was $0.36, up 38% from Q2 2004

Integration of Dictaphones CRS business on track

Ra'anana, Israel, August 3, 2005 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions to drive performance, today announced record results for the second quarter ending June 30, 2005.

Second quarter 2005 revenue was at a company record high of $72.2 million.  Second quarter revenue represents an 18% increase over $61.3 million in the same quarter of 2004.

Second quarter pro-forma gross margin, which excludes amortization of intangible assets, was 56.7%, an improvement from the 54.5% reported in the second quarter of 2004.

The company reported a second quarter pro forma operating profit of $7.1 million and operating margins of 9.8%, compared with $4.1 million and 6.8% in the second quarter of 2004.

Pro-forma net income, was $7.3 million or $0.36 per fully diluted share in the second quarter of 2005, up from $4.7 million or $0.26 per fully diluted share in the same quarter of 2004. On GAAP basis Second quarter net income was $6.8 million, or $0.33 per fully diluted share, compared with net income of $4.5 million, or $0.24 per share, on a fully diluted basis, in the second quarter of 2004.

Total cash and equivalents at June 30, 2005 were at $169.3 million, even after the $38.5 million cash acquisition of Dictaphone CRS assets.  DSO`s for the second quarter stood at 73 days.

Commenting on the quarter, Haim Shani, Chief Executive Officer of NICE, said, "This was another outstanding quarter for NICE, with record results.   We are extremely pleased by the strong momentum we are seeing in both the enterprise and public and security sectors, each driven by increasing demand for our products across the board.  The increase in demand is particularly gratifying as it reflects successful execution of our near and long-term strategy for strengthening our position as the global leader in providing Insight from Interactions solutions."

"On June 1st we announced the completion of the Dictaphone CRS acquisition.  We are on track with the integration and are pleased by the pace at which we are progressing."

"We are encouraged by the strong momentum of both the enterprise and public and security sectors, and further to this success and the fast and smooth integration of Dictaphone CRS, we are raising our annual guidance to revenues at $304 - $309 million from the previous guidance of $295-$300 million and pro-forma EPS to $1.55 - 1.63 from $1.50-1.60.  We are also introducing first-time guidance for Q3 with a 28% - 32% growth in revenues to $81 - $84 million from the $63.5 million reported in the third quarter of last year. In terms of earnings, we expect pro-forma EPS to be between $0.38 and $0.42 per share, a 36% - 50% increase over the third quarter 2004 EPS of $0.28."

Conference Call
NICE will host a conference call to discuss the results and its business outlook today at 8:30 a.m. EST (15:30 Israel). The call will be broadcast live on the internet via NICE's website at www.nice.com.  A telephone replay will be available for up to 72 hours after the call. The replay information: US Toll-free: 1-866-276-1485; International: +972-3-925-5930; Israel: 03-925-5930.

Pro forma basis results exclude the amortization of acquired intangible assets of $0.49 million in Q2 2005 and $0.23 million in Q2 2004. A reconciliation between results on a GAAP and pro forma basis is provided in a table immediately following the Consolidated Statement of Operations (Pro Forma Basis).

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions, based on advanced content analytics of telephony, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 23,000 customers in 100 countries, including the world's top 10 banks and over 75% of the Fortune 100 companies.  More information is available at www.nice.com.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.
*Only in Australia

Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Amit Scheinmann	NICE Systems ir@nice.com	+1 877 245 7449

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2005	2004	2005
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue
Product	$44,157	$47,673	$85,554	$94,950
Services	17,112	24,557	34,058	43,402
Total revenue	61,269	72,230	119,612	138,352

Cost of revenue
Product	15,761	15,346	30,616	30,903
Services	12,241	16,243	24,364	30,234
Total cost of revenue	28,002	31,589	54,980	61,137

Gross Profit	33,267	40,641	64,632	77,215

Operating Expenses:
Research and development, net	6,218	6,999	12,433	13,756
Selling and marketing	15,231	17,949	30,404	33,979
General and administrative	7,819	8,901	15,684	17,241
Amortization of acquired intangible assets	87	206	175	244
Total operating expenses	29,355	34,055	58,696	65,220

Operating income	3,912	6,586	5,936	11,995

Financial income, net	1,177	1,245	2,078	2,297

Income before taxes on income	5,089	7,831	8,014	14,292
Taxes on income	585	1,030	895	1,715

Net income from continuing operations	4,504	6,801	7,119	12,577

Net income from discontinued operation	-	-	3,236	-

Net income	$4,504	$6,801	$10,355	$12,577

Basic income per share from continuing operations	$0.26	$0.36	$0.41	$0.68
Basic income per share from discontinued operation	-	-	$0.19	-
Basic income per share	$0.26	$0.36	$0.60	$0.68

Diluted income per share from continuing operations	$0.24	$0.33	$0.38	$0.63
Diluted income per share from discontinued operation	-	-	$0.17	-
Diluted income per share	$0.24	$0.33	$0.56	$0.63

Weighted average number of shares
outstanding used to compute:

Basic income per share	17,395	18,768	17,251	18,590
Diluted income per share	18,553	20,305	18,561	20,083

NICE provides pro-forma net income and pro forma earnings per share data as additional information to its operating results. These measures are not in accordance with or an alternative for, GAAP and may be different from pro-forma measures used by other companies. The company believes that this presentation of pro-forma data provides useful information to management and investors regarding certain additional financial and business trends relating to its financial condition and result of operations. In addition, the Company's management uses these measures for reviewing the financial results of the Company and for budget purposes:

NICE SYSTEMS LTD. AND SUBSIDIARIES
FOR COMPARATIVE PURPOSES
NET INCOME AND INCOME PER SHARE EXCLUDING DISCONTINUED OPERATION AND AMORTIZATION OF ACQUIRED INTANGIBLE ASSETS
U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2005	2004	2005
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP net income	$4,504	$6,801	$10,355	$12,577

Adjustments:

GAAP net income from discontinued operation	-	-	(3,236)	-

Amortization of acquired intangible assets
Included in gross profit	149	289	299	440
Included in operating expenses	87	206	175	244
Non-GAAP net income from continuing operations	$4,740	$7,296	$7,593	$13,261

Non-GAAP basic income per share from continuing operations	$0.27	$0.39	$0.44	$0.71
Non-GAAP diluted income per share from continuing operations	$0.26	$0.36	$0.41	$0.66

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	June 30,
	2004	2005
	Audited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 26,579	$34,953
Short-term bank deposits	175	126
Marketable securities	24,348	22,620
Trade receivables	46,407	54,951
Other receivables and prepaid expenses	7,937	8,064
Inventories	12,615	20,296
Assets of discontinued operation	652	653

Total current assets	118,713	141,663

LONG-TERM INVESTMENTS:
Long-term marketable securities	114,805	111,621
Other long-term investments	9,410	9,207

Total long-term investments	124,215	120,828

PROPERTY AND EQUIPMENT, NET	16,981	15,683

OTHER ASSETS, NET	12,665	26,087

GOODWILL	25,745	49,432

TOTAL ASSETS	$298,319	$353,693

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$11,975	$17,121
Accrued expenses and other liabilities	55,302	83,560
Liabilities of discontinued operation	8	6

Total current liabilities	67,285	100,687

LONG-TERM LIABILITIES	8,163	8,237

SHAREHOLDERS' EQUITY	222,871	244,769

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$298,319	$353,693

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands
	Three months ended		Six months ended
	June 30,		June 30,
	2004	2005	2004	2005
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:

Net income	$4,504	$6,801	$10,355	$12,577
Less income for the period from discontinued operation	-	-	(3,236)	-
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	3,396	2,951	6,908	5,961
Accrued severance pay, net	97	248	88	199
Amortization of discount (premium) and accrued interest
on marketable securities	445	164	748	445
Decrease (increase) in trade receivables	(1,449)	3,133	139	(276)
Decrease (increase) in other receivables and prepaid expenses	(1,290)	712	(142)	(45)
Decrease (increase) in inventories	988	(1,499)	1,291	(1,295)
Increase (decrease) in trade payables	533	1,609	(1,078)	4,706
Increase in accrued expenses and other liabilities	937	5,068	788	9,656
Other	(36)	35	(25)	70

Net cash provided by operating activities from continuing operations	8,125	19,222	15,836	31,998
Net cash provided by operating activities from discontinued operation	646	-	850	-

Net cash provided by operating activities	8,771	19,222	16,686	31,998

Cash flows from investing activities:

Purchase of property and equipment	(1,355)	(1,351)	(3,189)	(2,722)
Proceeds from sale of property and equipment	60	44	60	45
Investment in short-term bank deposits	(32)	(3)	(39)	(25)
Proceeds from short-term bank deposits	24	33	71	67
Proceeds from maturity of short-term marketable securities	7,685	95,625	14,985	149,460
Investment in short-term marketable securities	(2,000)	(67,425)	(2,000)	(132,825)
Proceeds of call of long-term held-to-maturity marketable securities	4,002	6,130	19,802	6,130
Investment in long-term held-to-maturity marketable securities	(32,507)	(9,225)	(67,863)	(18,298)
Capitalization of software development costs	(231)	(210)	(674)	(427)
Payment for acquisition of certain assets and liabilities of Dictaphone CRS Division	-	(38,939)	-	(38,939)
Decrease in accrued acquisition costs	-	-	(75)	-
Payment in respect of terminated contract from TCS acquisition	-	-	(1,483)	-
Proceeds from related party in respect of TCS acquisition	-	-	4,013	2,531

Net cash used by investing activities from continuing operations	(24,354)	(15,321)	(36,392)	(35,003)
Net cash provided by investing activities from discontinued operation	-	-	4,136	-

Net cash used by investing activities	(24,354)	(15,321)	(32,256)	(35,003)

Cash flows from financing activities:

Proceeds from issuance of shares and exercise of share options, net	1,896	5,766	9,918	11,469

Net cash provided by financing activities	1,896	5,766	9,918	11,469

Effect of exchange rate changes on cash	(61)	(134)	(77)	(90)

Increase (decrease) in cash and cash equivalents	(13,748)	9,533	(5,729)	8,374
Cash and cash equivalents at beginning of period	37,878	25,420	29,859	26,579

Cash and cash equivalents at end of period	$24,130	$34,953	$24,130	$34,953

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